Exhibit 12.1

WAL-MART STORES, INC.

Ratio of Earnings to Fixed Charges

	Nine Months Ended		Fiscal Year
(Amounts in millions)	October 31, 2009	October 31, 2008	2009	2008	2007	2006	2005
Income from continuing operations before income taxes	$15,277	$15,013	$20,898	$20,158	$18,968	$17,513	$16,289
Capitalized interest	(72)	(68)	(88)	(150)	(182)	(157)	(120)
Consolidated net income attributable to the noncontrolling interest	(338)	(365)	(499)	(406)	(425)	(324)	(249)

Adjusted income from continuing operations before income taxes	14,867	14,580	20,311	19,602	18,361	17,032	15,920

Fixed Charges:
Interest *	1,622	1,689	2,267	2,267	2,009	1,603	1,326
Interest component of rent	434	308	406	464	368	328	319

Total fixed charges	2,056	1,997	2,673	2,731	2,377	1,931	1,645

Income from continuing operations before income taxes and fixed charges	$16,923	$16,577	$22,984	$22,333	$20,738	$18,963	$17,565

Ratio of earnings to fixed charges (times)	8.2	8.3	8.6	8.2	8.7	9.8	10.7

*	Includes interest on debt and capital leases, amortization of debt issuance costs and capitalized interest.

Financial information for fiscal years 2006, 2007 and 2008 has been restated to reflect the impact of the following activities in fiscal 2009:

•	The closure and disposition of 23 stores and other properties of The Seiyu, Ltd. in Japan under a restructuring plan; and

•	The sale of Gazeley Limited, a former property development subsidiary in the United Kingdom.

Financial information for fiscal year 2005 has not been restated to reflect the impact of these activities as the adjustments are immaterial.

Financial information for fiscal years 2005 and 2006 has been restated to reflect the disposition of our South Korean and German operations that occurred in fiscal 2007.